Securities and Exchange Commission May 11, 2022 Page 1	dentons.com

May 11, 2022

Jessica Ansart, Esq.

Celeste Murphy, Esq.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Bright Green Corp Registration Statement on Form S-1 Originally Filed March 28, 2022 File No. 333-263918

Dear Ms. Ansart and Ms. Murphy:

By your letter dated May 10, 2022 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 3 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) filed on May 11, 2022, by our client, Bright Green Corporation (the “Company”). This letter sets forth our response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 4 to the Registration Statement via the EDGAR system (“Amendment No. 3”). The changes made in Amendment No. 4 reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter.

For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Registration Statement and to the prospectus included therein.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors

Risks Related to Ownership of Our Common Stock

The choice of forum provision in our planned amended and restated bylaws, page 22

1.

We note your response to our prior comment 1 and reissue the comment in part. Please clearly state here as well as in your revised disclosure on page 49 whether this provision applies to actions arising under the Securities Act or Exchange Act. Additionally, please be certain your risk factor disclosure includes the risks that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 49 and the risk factor on page 22 in response to the Staff’s comment. The Company’s amended and restated bylaws will require, to the fullest extent permitted by law, that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Company’s amended and restated bylaws.

Securities and Exchange Commission May 11, 2022 Page 2	dentons.com

The forum selection provision is intended to apply “to the fullest extent permitted by applicable law,” subject to certain exceptions. Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the exclusive forum provision will not apply to actions brought under the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations thereunder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. As such, stockholders of the Company seeking to bring a claim regarding the internal affairs of the Company may be subject to increased costs associated with litigating in Delaware as opposed to their home state or other forum, precluded from bringing such a claim in a forum they otherwise consider to be more favorable, and discouraged from bringing such claims as a result of the foregoing or other factors related to forum selection. Alternatively, if a court were to find the choice of forum provision contained in the Company’s amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Company’s business, operating results and financial condition.

We direct the Staff to pages 22 and 49 of the Registration Statement.

*	*	*	*	*

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-768-5384 or grant.levine@dentons.com, or Zachary Weiss at 212-398-5792 or zach.weiss@dentons.com, respectively.

Very truly yours,

/s/ Grant Levine
Grant J. Levine

GL